Exhibit 99.5

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D (and any amendments thereto) with respect to the Common Stock owned by each of them, of Tigo Energy, Inc., a corporation incorporated under the laws of the State of Delaware. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 6th day of November, 2025.

ACCESS INDUSTRIES HOLDINGS LLC   By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President, General Counsel

ACCESS INDUSTRIES MANAGEMENT, LLC

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President, General Counsel

ACCESS INDUSTRIES, LLC   By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President, General Counsel

CLAL INDUSTRIES LTD.   /s/ Nufar Malovani
Name: Nufar Malovani
Title: Deputy CEO and General Counsel

/s/ Alon Heller
Name: Alon Heller
Title: Vice President

/s/ *_____
Name: Len Blavatnik

----

* The undersigned, by signing his name hereto, executes this Joint Filing Agreement pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By: /s/ Alejandro Moreno_____
     Name: Alejandro Moreno
     Attorney-in-Fact